Exhibit 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY LLC
A DEBTOR-IN-POSSESSION
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended June 30, 2014
(millions of dollars)
Operating revenues	$6,144
Fuel, purchased power costs and delivery fees	(2,913)
Net loss from commodity hedging and trading activities	(217)
Operating costs	(840)
Depreciation and amortization	(1,308)
Selling, general and administrative expenses	(682)
Franchise and revenue-based taxes	(78)
Impairment of goodwill	(1,000)
Other income	10
Other deductions	(183)
Interest expense and related charges	(2,046)
Reorganization items	(423)
Loss before income taxes	(3,536)
Income tax benefit	832
Net loss	(2,704)
Net loss attributable to noncontrolling interest	107
Net loss attributable to EFCH	$(2,597)